===========================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                __________


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
     For the fiscal year ended December 31, 1995

                                    OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934.
     For the transition period from __________ to __________

                     Commission file number: 0-015264

          A.   Full title of the plan and the address of the plan, if
     different from that of the issuer named below:   Manatron, Inc.
     Employee Stock Ownership and Salary Deferral Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
     Manatron, Inc., 2970 South 9th Street, Kalamazoo, Michigan 49009


===========================================================================





















                              MANATRON, INC.

             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


                    FINANCIAL STATEMENTS AND SCHEDULES

                          AS OF DECEMBER 31, 1995

                      TOGETHER WITH AUDITORS' REPORT































                            ARTHUR ANDERSEN LLP




                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan as of December 31, 1995, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying supplemental schedules do not disclose historical cost related information for certain of the Plan's investments. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor Rules and Regulations for Reporting and Disclosing under the Employee Retirement Income Security Act of 1974.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan
May 20, 1996




































                              MANATRON, INC.

             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          AS OF DECEMBER 31, 1995
                                                                          1995

ASSETS:
 Participant directed investments (Note 1):
   Manatron, Inc. Common Stock Fund                                  $   45,255
   Guaranteed Investment Contract Fund                                  235,828
   Munder Intermediate Bond Fund                                         13,494
   Fidelity Magellan Fund                                               388,478
   Fidelity Puritan Fund                                                349,846
   Fidelity Worldwide Fund                                              246,795
   Munder Small Company Growth Fund                                     142,318
   Munder Balanced Fund                                                  58,473
   Munder Index 500 Fund                                                271,512

          Total participant directed investments                      1,751,999


 Employee Stock Ownership Plan investments:
   Unallocated Shares of Manatron, Inc. common stock                    257,148
   Shares of Manatron, Inc. common
     stock allocated to participants                                     28,568

          Total Employee Stock Ownership Plan investments               285,716


          Total plan assets                                           2,037,715

LIABILITIES:

 Loan payable to bank                                                   450,000

          Total liabilities                                             450,000

NET ASSETS AVAILABLE FOR PLAN BENEFITS                               $1,587,715

            The accompanying notes to financial statements are
                    an integral part of this statement.



                                      -1-

                              MANATRON, INC.

             EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                   FOR THE YEAR ENDED DECEMBER 31, 1995

                                                    PARTICIPANT DIRECTED INVESTMENTS
                                                             COMERICA, INC.
                                             MANATRON      INVESTMENT       MUNDER       FIDELITY       FIDELITY       FIDELITY
                                              STOCK         CONTRACT     INTERMEDIATE    MAGELLAN       PURITAN        WORLDWIDE
                                              FUND            FUND         BOND FUND       FUND           FUND           FUND
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

  Investment income (loss):
    Net appreciation (depreciation) in
      fair value of investments              $(29,658)      $   -         $    312       $ 20,531       $ 29,152       $  5,417
    Interest and dividends                        375          8,544           494         21,238         17,174          2,702

      Total investment income (loss)          (29,283)         8,544           806         41,769         46,326          8,119

  Contributions:
    Employee                                   26,462         62,819         4,839        114,645        104,399         81,713
    Employer                                    4,498         10,831           789         17,004         16,839         13,358
    Rollovers into Plan                         4,210         31,056         3,964         31,738         31,427         19,851

      Total contributions                      35,170        104,706         9,592        163,387        152,665        114,922

      Total additions                           5,887        113,250        10,398        205,156        198,991        123,041

DEDUCTIONS FROM NET ASSETS
    ATTRIBUTED TO:

    Benefit payments                          (12,461)       (63,936)         (557)       (22,266)      (102,457)       (10,946)
    Interest expense                              -             -             -             -               -              -

      Total deductions                        (12,461)       (63,936)         (557)       (22,266)      (102,457)       (10,946)

FUNDS RECEIVED FROM ATEK MERGER                   -             -             -            -                -              -
INTERFUND TRANSFERS                            51,829        186,514         3,653        205,588        253,312        134,700
TRANSFER BETWEEN TRUSTEES                         -             -             -             -               -              -
ALLOCATION OF 14,284 ESOP SHARES                  -             -             -             -               -              -

      Net increase (decrease)                  45,255        235,828        13,494        388,478        349,846        246,795


                                      -2-
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS,
     Beginning of year                            -             -             -             -               -              -

     End of year                             $ 45,255       $235,828       $13,494       $388,478       $349,846       $246,795

     MUNDER           MUNDER            MUNDER
 SMALL COMPANY       BALANCED          INDEX 500
  GROWTH FUND          FUND              FUND





 $ 15,830           $   5,282          $ 23,802
   15,781                 894            15,760

   31,611               6,176            39,562


   52,608              19,912            79,556
    7,572               3,954            12,316
   25,126               7,123            29,715

   85,306              30,989           121,587

  116,917              37,165           161,149




   (3,886)               (515)          (21,714)
     -                   -                 -

   (3,886)               (515)          (21,714)

  225,958                -                 -
 (989,496)             21,823           132,077
  792,825                -                 -
     -                   -                 -

  142,318              58,473           271,512






                                           -3-
     -                   -                 -




 $142,318           $  58,473          $271,512

            The accompanying notes to financial statements are
                    an integral part of this statement.










































                                      -4-

                                                           MANATRON, INC.

                                          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                FOR THE YEAR ENDED DECEMBER 31, 1995
                                                             (CONTINUED)
                                                      PARTICIPANT DIRECTED INVESTMENTS
                                                   PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                             SMALL       INVESTMENT        U.S.        MONEY          REAL     BOND AND
                                            COMPANY      CONTRACT          STOCK       MARKET        ESTATE    MORTGAGE
                                           GROWTH FUND     FUND            FUND         FUND          FUND       FUND
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

  Investment income (loss):
    Net appreciation (depreciation) in
      fair value of investments              $   -        $    -        $    -         $   -        $   -       $   -
    Interest and dividends                       -             -             -             -            -           -

      Total investment income (loss)             -             -             -             -            -           -

  Contributions:
    Employee                                     -             -             -             -            -           -
    Employer                                     -             -             -             -            -           -
    Rollovers into Plan                          -             -             -             -            -           -

      Total contributions                        -             -             -             -            -           -

      Total additions                            -             -             -             -            -           -

DEDUCTIONS FROM NET ASSETS
    ATTRIBUTED TO:

    Benefit payments                             -             -             -             -            -           -
    Interest expense                             -             -             -             -            -           -

      Total deductions                           -             -             -             -            -           -

FUNDS RECEIVED FROM ATEK MERGER                  -             -             -             -            -           -
INTERFUND TRANSFERS                              -             -             -             -            -           -
TRANSFER BETWEEN TRUSTEES                     (11,616)     (399,247)     (170,061)      (41,768)     (4,754)     (65,308)
ALLOCATION OF 14,284 ESOP SHARES                 -             -             -             -            -           -

      Net increase (decrease)                 (11,616)     (399,247)     (170,061)      (41,768)     (4,754)     (65,308)


                                      -5-

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS,
     Beginning of year                         11,616       399,247       170,061        41,768       4,754       65,308

     End of year                             $   -        $    -        $    -         $   -        $   -       $   -

                                                     EMPLOYEE STOCK OWNERSHIP
                                                         PLAN INVESTMENTS
 INTERNATIONAL    STOCK        VALUE
    STOCK         INDEX        STOCK
    FUND          FUND         FUND          ALLOCATED        UNALLOCATED         TOTAL





 $   -          $   -         $  -           $(21,432)        $(192,852)       $ (143,616)
     -              -            -               -                 -               82,962

     -              -            -            (21,432)         (192,852)          (60,654)


     -              -            -               -                 -              546,953
     -              -            -               -               71,927           159,088
     -              -            -               -                 -              184,210

     -              -            -               -               71,927           890,251

     -              -            -            (21,432)         (120,925)          829,597




     -              -            -               -                 -             (238,738)
     -              -            -               -              (21,927)          (21,927)

     -              -            -               -              (21,927)         (260,665)

     -              -            -               -                 -              225,958
     -              -            -               -                 -                 -
  (88,553)       (11,362)        (156)           -                 -                 -
     -              -            -             50,000           (50,000)             -

  (88,553)       (11,362)        (156)         28,568          (192,852)          794,890




                                  -6-



   88,553         11,362          156            -                 -              792,825

 $   -          $   -         $  -           $ 28,568         $(192,852)       $1,587,715

              The accompanying notes to financial statements are
                     an integral part of this statement.











































                                      -7-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements are presented on the accrual basis of accounting.

     INVESTMENTS

     The quoted market price, as reported by Comerica, Inc., the trustee, was used to approximate the current value for all investments other than the guaranteed investment contract value. The Guaranteed Investment Contract Fund is fully benefit responsive, as described in AICPA Statement of Position No. 94-4, "Reporting of Investments Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) and therefore, reported at contract values as reported by the trustee. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Plan Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

     Under Department of Labor Reporting Regulations, the Plan is required to include the historical cost information in the accompanying supplemental schedules. The Plan is currently unable to comply with certain of these requirements due to the unavailability of the information from Principal Mutual Life Insurance Company.

     CHANGE IN TRUSTEE

     Effective January 1, 1995, the Plan changed trustees from
     Principal Mutual Life Insurance Company to Comerica, Inc.
     Accordingly, plan investments previously held by Principal Mutual Life Insurance Company were liquidated and the resultant funds transferred to Comerica, Inc. (the "Trustee").







                                      -8-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(2)  DESCRIPTION OF PLAN

     The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was established in 1988, by Manatron, Inc. (the "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In the current year, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     In connection with the amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen Peat, former Chairman and Chief Executive Officer of the Company; using the proceeds of a bank borrowing (see Notes 3 and 5). The stock is held by the Plan in a trust established under the Plan. The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an



                                      -9-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(2)  DESCRIPTION OF PLAN, continued

     appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

     Effective January 1, 1995, the Company also merged the previously existing ATEK Information Services, Inc. Retirement Savings Plan into the Plan. As a result of the merger, the investment assets of the ATEK plan were liquidated and transferred to the Trustee, for reinvestment by the Plan. Additionally, on the date of the merger, each participant in the ATEK plan became fully vested in their matching contribution account.

     Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan's Trustee, is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

     ELIGIBILITY

     The Plan is a defined contribution plan covering substantially all employees of Manatron, Inc., ATEK Information Systems, Inc., and Specialized Data Systems, Inc. (together the "Employers"). Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

     CONTRIBUTIONS AND VESTING

     The plan provides for three different types of contributions:

          ESOP CONTRIBUTION - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Manatron, Inc. common stock held by the ESOP trust will be committed for release to plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participants


                                      -10-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(2)  DESCRIPTION OF PLAN, continued

          compensation to all eligible participants compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible for Company contributions.

          PROFIT-SHARING CONTRIBUTION - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions.

          ELECTIVE SALARY DEFERRAL CONTRIBUTIONS - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 15% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Internal Revenue Code. The Company matching contribution (currently 25 cents for each dollar contributed by a participant up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The Company matching contribution during 1995 was approximately $82,000.

          VESTING - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contribution, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% a year until they are 100% vested.







                                      -11-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(2)  DESCRIPTION OF PLAN, continued

     INVESTMENT OPTIONS

     Participants may direct their elective salary deferral, company matching and profit sharing contributions, in 5% increments, in any of the following investment options:

          MANATRON INC. COMMON STOCK FUND - This fund invests in common stock of Manatron, Inc. which currently trades on the NASDAQ.

          GUARANTEED INVESTMENT CONTRACT FUND - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

          MUNDER INTERMEDIATE BOND FUND - A broadly diversified portfolio of high quality fixed income securities with a weighted average maturity of three to six years.

          FIDELITY MAGELLAN FUND - A common stock fund which emphasized growth potential. The fund may hold both foreign and domestic stocks as well as up to 20% in debt securities.

          FIDELITY PURITAN FUND - A balanced fund which invest in both equity and fixed income investments. The fund may be invested in foreign holdings and the fixed income portion may be of any quality or maturity.

          FIDELITY WORLDWIDE FUND - An equity fund which invests globally - both U.S. and non-U.S. stocks. A portion of the fund will always be vested in the U.S. market.

          MUNDER SMALL COMPANY GROWTH FUND - The fund invests in equity securities which are issued by companies smaller than those found on the major indices, such as the S&P 500.

          MUNDER BALANCED FUND - A balanced portfolio utilizing the three major asset groups: equity securities, fixed income securities and cash equivalents.



                                      -12-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(2)  DESCRIPTION OF PLAN, continued

          MUNDER INDEX 500 FUND - A fund which provides price performance and income that is comparable to the performance of the S&P 500.

          MUNDER CASH INVESTMENT FUND - A money market portfolio invested in high quality money market securities with an average maturity of less than 90 days.

     PARTICIPANT LOANS

     Participants of the plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from 1-5 years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at a reasonable rate established at the time of the loan by the plan administrator. Principal and interest payments will be made ratably through payroll deductions. Currently there are no participant loans from the plan.

     NET INVESTMENT INCOME

     Investment income is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

     FORFEITURES

     After an employee terminates, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income.






                                      -13-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(2)  DESCRIPTION OF PLAN, continued

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

     ADMINISTRATIVE EXPENSE

     The Plan is administered by the Company. Although not obligated to do so, administrative expenses and trustee fees totaling approximately $16,000 were paid by the Company in 1995.

     PLAN TERMINATION

     Although it has no current intent to do so, the Company reserves the right to terminate the plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provision of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.


(3)  LOAN PAYABLE

     In connection with the stock purchase described in Note 2, the Plan entered into a $500,000 term loan agreement with Comerica, Inc., the Plan's trustee. The borrowing is collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provides for quarterly principal payments of $25,000 over the next five years. The loan bears interest at the prime rate of the lender, which at December 31, 1995 was 8.75%. A summary of future debt maturities is as follows:





                                      -14-
                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)


(3)  LOAN PAYABLE, continued

                         YEAR                      AMOUNT
                         1996                     $100,000
                         1997                      100,000
                         1998                      100,000
                         1999                      100,000
                         2000                       50,000


(4)  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 6, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan has filed for a new determination letter from the IRS. Although the new determination letter has not yet been received, the Plan administrator is of the opinion that the Plan, as currently operating, meets IRS requirements and, therefore, the Plan and underlying trust continue to be tax-exempt.


(5)  RELATED PARTY TRANSACTIONS

     As described in Note 2 in connection with the establishment of the ESOP, the Plan purchased 142,858 shares from Allen Peat, the Company's former Chairman and Chief Executive Officer for $500,000. The Plan's management and Allen Peat intended this transaction to be conducted at the current market value of the Company's stock on the date of purchase. The actual market value the date the transaction occurred was $3.25 per share based on the "average" trade price. Because the Company's stock is very thinly traded, and the average trade price on that date represented less than 1,000 shares, management believes the transaction approximated fair market value.



                                      -15-
                                                                      SCHEDULE I

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                          EIN:   38-1983228

                          PLAN NUMBER:   002

      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF DECEMBER 31, 1995
                                     DESCRIPTION OF                                      FAIR
IDENTITY OF PARTY INVOLVED             INVESTMENT                     COST               VALUE
Participant Directed
  Investments:

<F*>Comerica, Inc.            Manatron, Inc. Common
                              Stock (22,623 shares)               $   73,015          $   45,255

                              Guaranteed Investment
                              Contract Fund
                              (235,828 units)                        235,828             235,828

                              Munder Intermediate
                              Bond Fund
                              (1,395 shares)                          12,824              13,494

                              Fidelity Magellan
                              Fund (4,518 shares)                    362,056             388,478

                              Fidelity Puritan
                              Fund (20,567 shares)                   325,674             349,846

                              Fidelity Worldwide
                              Fund (18,363 shares)                   238,546             246,795

                              Munder Small Company
                              Growth Fund
                              (8,456 shares)                         124,642             142,318

                              Munder Balanced Fund
                              (5,041 shares)                          51,753              58,473

                              Munder Index 500 Fund
                              (18,234 shares)                        244,712             271,512


                                      -16-
Total Participant
  Directed Investments                                            $1,669,050          $1,751,999

Employee Stock Ownership
  Plan Investments:

<F*>Comerica, Inc.            Manatron, Inc. Common
                              Stock (142,858 shares)                 500,000             285,716

Total Plan Investments                                            $2,169,050          $2,037,715

<F*> Indicates a party-in-interest


































                                      -17-
                                                                     SCHEDULE II

                                        MANATRON, INC.

                       EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                                       EIN:   38-1983228

                                      PLAN NUMBER:   002

                        ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                             FOR THE YEAR ENDED DECEMBER 31, 1995
                                                             PURCHASES                               SALES

IDENTITY OF ISSUER AND                                NUMBER OF      PURCHASE   NUMBER OF                                  NET
DESCRIPTION OF INVESTMENT                           TRANSACTIONS      PRICE    TRANSACTIONS   PROCEEDS    COST OF ASSET   GAIN
Participant Directed Investments:
<F**>Comerica, Inc.
     Guaranteed Investment Contract Fund                 31        $  311,486       11       $   75,658    $   75,658    $  -
     Fidelity Magellan Fund                              31           383,556       11           23,223        21,500     1,723
     Fidelity Puritan Fund                               28           468,560       13          150,196       142,886     7,310
     Fidelity Worldwide Fund                             25           295,962       13           59,076        57,416     1,660
     Munder Small Company Growth Fund                    25           138,100       10           14,740        13,458     1,282
     Munder Index 500 Fund                               29           266,641       14           23,952        21,929     2,023
     Munder Cash Investment Fund                         42         1,342,479       40        1,342,479     1,342,479       -

<F**>Principal Mutual Life Insurance Company:
     Small Company Growth Fund                           -               -           2           11,616        N/A<F*>    N/A<F*>
     Investment Contract Fund                            -               -           2          399,247        N/A<F*>    N/A<F*>
     U.S. Stock Fund                                     -               -           2          170,061        N/A<F*>    N/A<F*>
     Money Market Fund                                   -               -           2           41,768        N/A<F*>    N/A<F*>
     Real Estate Fund                                    -               -           2            4,754        N/A<F*>    N/A<F*>
     Bond and Mortgage Fund                              -               -           2           65,308        N/A<F*>    N/A<F*>
     International Stock Fund                            -               -           2           88,553        N/A<F*>    N/A<F*>
     Stock Index Fund                                    -               -           2           11,352        N/A<F*>    N/A<F*>
     Value Stock Fund                                    -               -           2              156        N/A<F*>    N/A<F*>












                                      -18-
Employee Stock Ownership Plan Investments:
     Purchase of 142,858 shares of
          Manatron, Inc. common stock from
          Allen Peat<F**>                                 1           500,000        -              -             -         -

<F*>Historical cost information is unavailable (see Note 1).

<F**>Indicates a party-in-interest









































                                      -19-

Exhibits:

  23      Consent of Arthur Andersen LLP dated June 28, 1996.



                                SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  July 2, 1996          MANATRON, INC. EMPLOYEE STOCK OWNERSHIP AND
                              SALARY DEFERRAL PLAN


                              By: /S/ PAUL R. SYLVESTER
                                  Paul R. Sylvester
                                  President, Chief Financial Officer
                                  Chief Financial Officer and Member of
                                  the Administrative Committee of the
                                  Manatron, Inc. Salary Deferral and
                                  Employee Stock Option Plan


























                                      -20-
                               EXHIBIT INDEX



EXHIBIT             DOCUMENT

  23                Consent of Arthur Andersen LLP dated June 28, 1996